

MOAB
PARTNERS

April 17, 2018

Macquarie Infrastructure Corporation
125 West 55th Street
New York, NY 10019
Attention: Board of Directors
c/o Michael Kernan, General Counsel and Corporate Secretary
Jay Davis, Head of Investor Relations

Dear Board Members,

Moab Capital Partners, LLC and its affiliates are long-term shareholders of Macquarie Infrastructure Corp. ("MIC" or the "Company"). I am writing to express my deep concern regarding the precipitous decline in MIC's share price and the loss of investor confidence in MIC's external manager, Macquarie Infrastructure Management (USA) Inc. (the "Manager"), an affiliate of Macquarie Group Ltd. ("Macquarie").

Specifically, we are deeply concerned about what appear to be material misrepresentations by members of MIC's executive team prior to the announcement of the Company's fourth quarter earnings on February 21, 2018. The misrepresentations, in our view, created an overpayment to MIC's Manager, which should be reimbursed to shareholders.

Additionally, the credibility lost by your Manager and the board of directors (the "Board"), evidenced by the dramatic decline in MIC's share price above and beyond the impact of lost storage contracts (see Table 1) leaves MIC in a precarious position. MIC's ability to continue to execute its business model is highly dependent on access to the capital markets to fund growth. The stock price crash on February 22nd has destroyed the Company's ability to tap the capital markets to fund its growth agenda accretively. MIC is now seeking to divest BEC, despite difficult market conditions, and if it is unable to divest BEC, MIC will be left with a dramatically smaller percentage of contracted cash flows in its business mix (see Table 2) – an issue brought to light by several shareholders and analysts on the Company's February 22nd investor conference call and in our direct conversations with the analyst community.

Given the low tax basis in the Company's largest subsidiary, Atlantic Aviation, one solution that appears favorable for independent shareholders would be a sale of the entire Company. In the meantime, MIC's wildly overpaid external Manager, which has earned over $500 million since the start of 2015 despite significant losses for shareholders, must meaningfully amend its relationship with the assets of MIC. Shareholders today are dearly overpaying an external Manager who appears to have materially misled them, earning hundreds of millions of dollars while we suffered huge losses. The Manager must be dissolved and the Management Services Agreement between the Company and the Manager must be terminated without a Termination Fee (as therein defined) for Macquarie to restore its reputation in the market.

Moab Capital Partners, LLC 152 West 57th St, 9th Floor, New York, NY 10019 *Main:* (212) 981-2646 *Fax:* (212) 651-1288



All of this taken together has led us to conclude that MIC's Board needs to be immediately reconstituted. We are not the only shareholders who have severe concerns with the recent events at MIC. Shareholders deserve a truly independent Board committed to taking the steps necessary to protect the best interests of all shareholders and maximize shareholder value. To demonstrate the extent of shareholder dissatisfaction at MIC and with the current Board, we are announcing today a "vote against" campaign in which we are urging shareholders to vote against all six current members of the Board standing for election at the upcoming 2018 Annual Meeting (the "Annual Meeting") on May 16, 2018.

Misleading and Untimely Disclosures Regarding IMTT Utilization and the Dividend Reduction Announcement

On the February 22nd investor conference call, in which the Company reviewed its 2017 fourth quarter results, investors were first made aware that there was a material decline in storage tank utilization at the Company's IMTT subsidiary and that this decline would impact the Company's cash flow. As a result of the decline in utilization and the need to deploy capital towards repurposing idle storage tanks, MIC's Board announced a greater than 30% reduction in the Company's quarterly dividend. The announcement drove a one day decline in MIC's stock price of over 41%.

Specifically, investors were told on the February 22nd conference call that "in December (2017) and early January (2018), a number of customers terminated contracts for a significant amount of No. 6 oil capacity at IMTT's facility in St. Rose."

Also on the February 22nd investor conference call, we were told IMTT overall utilization at the end of the Company's third quarter (9/30/17) was "93.2%, and then, at the end of the year (12/31/17), we reported 89.6%." Investors were also told average tank utilization in this fourth quarter period was 90.6%.

Given the commentary on the February 22nd call that the declines in utilization at IMTT driving the material repricing of MIC shares began in "late December" and that this commentary was further corroborated in a direct conversation between myself and Jay Davis, Head of Investor Relations for MIC, I decided to calculate how late in December the utilization declines would have had to occur.

Using the most conservative calculation from MIC's point of view, I cannot reconcile the claims made by MIC's executives. Of the 92 days in the fourth quarter, utilization would have had to be at or around the year end lows for at least 66 days in the fourth quarter (see Table 3). This means the material declines in utilization must have happened before "late December." In fact, the material declines would have to have happened prior to the Company's third quarter investor conference call on November 2nd and prior to a senior executive investor dinner I attended at your offices which included Messrs. Hooke, Frost, Stewart and Davis on November 28th.

Further, given that contracts in the petroleum storage industry typically include notice provisions prior to expiration or termination, there is even greater credence to the case that senior MIC executives knowingly misled investors on the November 2nd investor conference call and at the November 28th investor dinner.



MOAB
PARTNERS

In addition to the Company's misrepresentation of the timing of IMTT contract losses, MIC executives also dramatically understated the capital investments required to repurpose IMTT's No. 6 oil tanks. On the February 22nd investor conference call, the Company told investors that in order to reduce IMTT's exposure to No. 6 oil and restore IMTT utilization to average 2017 levels, the Company will need to "invest approximately $75 million per year in each of the next three years in the repurposing of some IMTT tanks." The total $225 million required to convert IMTT storage tanks dwarfs an estimate of a "few million dollar" capital expense that Mr. Davis provided on a November 10, 2017 private call with me, during which I brought up this concern. Considered in conjunction with the likely timeframe of initial declines in IMTT utilization, it is difficult to interpret the commentary made on the November 10th call as anything but fraudulent. Even if management executives didn't mislead us, they are woefully out of touch with the operations of the Company and equally undeserving of the over $500 million that shareholders have paid for their services since the start of 2015.

When asked about MIC's dividend policy on the November 2nd third quarter earnings call, then CEO, now Director Mr. Hooke replied "We never did that, people slashing their dividend saying we're going to slash our dividend to deploy capital internally, I don't think you'll see us do that." This is exactly what the Board decided to do just a few weeks later.

Quite pathetically, at the November 28th investor dinner, prior CEO and Director Mr. Hooke lamented the fact that his successor Mr. Frost was fortunate to begin his tenure as CEO of MIC with a stock price in the mid-$60s versus previous trading levels in the $80s. Given the utilization data shared with investors, Mr. Hooke's comments were almost certainly made after IMTT had already suffered material storage utilization losses.

The balance of the November 28th dinner included similarly misleading commentary from Mr. Hooke and Mr. Davis. In surmising why MIC's stock price had drifted from the $80s to the mid-$60s, they offered the explanation that selling pressure came from an MLP investor exiting their stake as well as the sale of MIC stock by Epic's prior owners even though by the night of this dinner MIC's IMTT subsidiary had already suffered material declines. In discussing his decision to depart as CEO of MIC, Mr. Hooke misled us by pointing solely to personal matters at home – which reiterated points he had already made on the November 2nd investor conference call. In discussing cash flow for 2018, management executives pointed only to positives including the opening of BEC II, the Hawaii Gas rate case potential and the opportunity for the renewable power business to sign its first PPA, all of which would drive continued dividend growth in 2018, far from the >30% dividend decline announced by the Company 85 days later. IMTT was shockingly described as an additional driver of 2018 growth, benefitting from CPI-like pricing improvements and operational improvements expected to drive EBITDA margins higher. The 2018 guidance provided by MIC last month renders the optimism expressed by Management executives at this event nothing short of fraud.

Overpriced Management Services Agreement Harms Unaffiliated Shareholders

Owing to the Management Services Agreement between MIC and its external Manager, a division of Macquarie, Macquarie earned higher fees, at MIC shareholders' expense, by virtue of its misleading

Moab Capital Partners, LLC 152 West 57th St, 9th Floor, New York, NY 10019 *Main:* (212) 981-2646 *Fax:* (212) 651-1288



statements to shareholders. Management and incentive fees to Macquarie are calculated based on the stock price of MIC shares and, therefore, Macquarie directly benefitted from its misleading statements to shareholders. In 2017, Macquarie earned $71.4 million for management services to MIC including $16.8 million in the fourth quarter.

From the beginning of 2015 through April 13, 2018, the Manager has earned over $500 million in management and performance fees from MIC. Over the same time period, shareholders of MIC have seen the total return on their shares decline by over 32% while the S&P 500 Index returned over 38%. The stark disconnect between Manager compensation and shareholder return needs to be fixed immediately, especially in light of misleading and false comments made by Macquarie executives whose optimism and lack of disclosure of lost IMTT storage business led to an inflated stock price and inflated management fees for much of the past few months.

In efforts to expand its business over the years, MIC has routinely raised equity capital and convertible debt to fund growth and acquisitions. Today, MIC's depressed stock price renders these options potentially dilutive and highlights a major ongoing concern between independent shareholders and the external Manager. The Manager is compensated with management fees based on the total market capitalization plus parent level debt of the Company. It is easy to foresee a scenario where the Manager chooses to diversify its business away from its struggling storage business by ramping up its acquisition spending which would increase management fees, regardless of whether such investments are in the best interests of independent shareholders. With a depressed stock price, a mix of business that has strayed away from contracted cash flows (see Table 2) and a Manager whose future fee outlook has declined, interests between independent shareholders and the Manager are increasingly distanced, creating more uncertainty and fear. Unlikely able to grow accretively, MIC is in a vicious cycle. The best solutions are to either terminate the Management Services Agreement with no Termination Fee (as therein defined), to spin off Atlantic Aviation to shareholders free and clear of an external manager or to sell the entire Company.

The Board's Interests are Not Aligned with Independent Shareholders

The public announcement of MIC's intention to divest BEC is an acknowledgement that access to the capital markets will be difficult. BEC has underperformed expectations and management has been unable to contract additional cash flows at favorable rates since the business was acquired. We question whether this is the right time to consider the divestiture of that asset.

The Board's failure to repurchase stock at current levels or when the stock was left for dead during the financial crisis despite MIC's highly contracted cash flow further highlights the less than ideal structure of MICs externally managed business model. Share repurchases directly reduce fees paid to Macquarie, even if they are accretive for independent shareholders. Why should Macquarie hold us hostage to its own self-interest? Is the $500 million+ they've earned since the start of 2015 not enough to do right for shareholders?

Lastly, Mr. Stewart and Mr. Davis have admitted on our most recent conversation on March 8th that large acquisition opportunities available to Atlantic Aviation have not been pursued with full vigor given the conglomerate's desire to show diversified and more contracted revenue streams to



shareholders. We don't need a highly paid external manager who fails to pursue growth opportunities available to our strongest business segment with anything less than full vigor.

Conclusion

Given the details that have come to light following Mr. Hooke's departure as CEO, Mr. Hooke and all other Board members who supported his nomination to serve on the Board should be replaced immediately. We find it incredulous that, with the details surrounding IMTT's utilization declines, storage customer notice periods or just a general sense of MIC's business given his nine years overseeing the assets, Mr. Hooke was unaware of the material risks facing the business when his departure was announced in September 2017 and certainly when he spoke with the shareholder community on November 2nd and November 28th.

We hope and expect that you will act with a great sense of urgency to engage with us and address our dire concerns as time is of the essence and shareholder value continues to be eroded.

As noted above, we are announcing today that we will urge shareholders to vote against all of the current Board members standing for re-election at the upcoming Annual Meeting. Our hope is that you engage with us constructively to reconstitute the Board with directors whose interests are appropriately aligned with those of all shareholders and who will take their fiduciary duties as directors seriously. We expressly reserve all of our rights to take whatever other actions we believe may be required to protect the best interests of shareholders, including a books and records request under Delaware law and all litigation options.

Sincerely,

Michael Rothenberg
President



MOAB PARTNERS

Table 1

($ in Millions, Except Per Share Figures)

Reported 2017 IMTT Utilization		93.3%	
Year End 2018 IMTT Utilization (Estimate)		79.0%	(1)
2017 IMTT Revenue (Excluding OMI)		522.0	(2)
Implied 2018 IMTT Revenue (Excluding OMI)		442.0	(3)
Implied IMTT Loss, 100% Margin		(80.0)	
Impact of Lost Business to Share Price	**($7.91) -**	**($11.42)**	(4)
Actual Decline Per Share Since 2/21/2018		**($23.89)**	(5)

Table 2

($ in Millions)

	2017		2018E	
MIC Consolidated EBITDA	711.9		705.0	(9)
Estimated EBITDA of Contracted Cash Flow Segments:				
IMTT (Excluding OMI)	330.2	(6)	260.2	(10)
CP&E	82.4	(7)	82.4	
MIC Hawaii	30.8	(8)	33.8	(11)
Total Estimated EBITDA of Contracted Cash Flow Segments	443.4		376.4	
% of MIC Consolidated EBITDA	62.3%		53.4%	

Table 3

IMTT Utilization as of 9/30/2017	93.2%	(12)
IMTT Utilization as of 12/31/2017	89.6%	(12)
Average Q4'17 IMTT Utilization	90.6%	(12)
Total Days in Q4'17	92	
X = Days of 89.6% Utilization in Q4'17	90.6% = 89.6%*(X/92) + 93.2%*((92-X)/92)	
Solving for X, Days of 89.6% Utilization in Q4'17	66.4	
Implied Date of Lost IMTT Utilization (counting back from 12/31/2017)	10/25/2017	

Notes:

(1) Moab conservative estimate assuming beginning of 2018 utilization at 89.6% and average 2018 utilization in the "mid-80s" per commentary on MIC's February 22nd fourth quarter investor conference call

(2) Excludes reported 5.0% of IMTT revenue attributed to OMI

(3) Assumes a 15.3% decline (79.0%/93.3% - 1) in IMTT utilization corresponds to a 15.3% decline in IMTT revenue (excluding OMI)

(4) Assumes a 9.0x - 13.0x range of EBITDA multiples and the current diluted share count of 91.1 million shares

(5) Based on 4/13/2018 closing price. Adds back dividends of $1.44 per share

(6) Excludes Moab estimated negative $4.0 million contribution from OMI

(7) Excludes 37.5% of untolled BEC capacity applied to Moab estimated 2017 BEC EBITDA of $55.0 million

(8) Assumes 50.7% of MIC Hawaii EBITDA is regulated based on customer counts provided at https://www.macquarie.com/mgl/com/mic/portfolio/gas-production

(9) Midpoint of MIC's 2018 EBITDA guidance

(10) Calculated as 2017 IMTT EBITDA (excluding OMI) less IMTT loss (per Table 1) plus $10.0 million contribution from Epic acquisition

(11) Assumes a $3.0 million benefit from a 2018 rate case

(12) Per commentary on MIC's February 22nd fourth quarter investor conference call

Moab Capital Partners, LLC 152 West 57th St, 9th Floor, New York, NY 10019 *Main:* (212) 981-2646 *Fax:* (212) 651-1288